UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Amendment No. 1)

Viking Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
 (Title of Class of Securities)

92686J106
 (CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d-1(b)

 ☒ Rule 13d-1(c)

 ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92686J106		13G	Page 2 of 10 Pages
1	NAME OF REPORTING PERSONS Moshe Arkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,000 (*)
	6	SHARED VOTING POWER 745,727 (*)
	7	SOLE DISPOSITIVE POWER 25,000 (*)
	8	SHARED DISPOSITIVE POWER 745,727 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 770,727 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.08% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**)  Based on 71,459,857shares of Common Stock outstanding as of October 31, 2018 (as provided in the Issuer's Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on November 7, 2018).

CUSIP No. 92686J106		13G	Page 3 of 10 Pages
1	NAME OF REPORTING PERSONS Sphera Funds Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 745,727 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 745,727 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 745,727 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.04% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)  The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 71,459,857shares of Common Stock outstanding as of October 31, 2018 (as provided in the Issuer's Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on November 7, 2018).

CUSIP No. 92686J106		13G	Page 4 of 10 Pages
1	NAME OF REPORTING PERSONS Sphera Global Healthcare GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 745,727 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 745,727 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 745,727 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.04% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 71,459,857shares of Common Stock outstanding as of October 31, 2018 (as provided in the Issuer's Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on November 7, 2018).

CUSIP No. 92686J106		13G	Page 5 of 10 Pages
1	NAME OF REPORTING PERSONS Sphera Global Healthcare Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 745,727 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 745,727 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 745,727 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.04% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)  The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 71,459,857shares of Common Stock outstanding as of October 31, 2018 (as provided in the Issuer's Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on November 7, 2018).

Item 1. (a)	Name of Issuer:

Viking Therapeutics, Inc.

(b)	Address of Issuer's Principal Executive Offices:

12340 El Camino Real, Suite 250, San Diego, CA 92130

Item 2. (a)	Name of Person Filing:

Moshe Arkin

Sphera Funds Management Ltd.

Sphera Global Healthcare GP Ltd.

Sphera Global Healthcare Management LP

(b)	Address of Principal Business Office:

Moshe Arkin – 6 Hachoshlim St., Herzelia, Israel

Sphera Funds Management Ltd. – 21 Ha'arba'ah Street, Tel Aviv 64739, Israel

Sphera Global Healthcare GP Ltd. – 21 Ha'arba'ah Street, Tel Aviv 64739, Israel

Sphera Global Healthcare Management LP – 21 Ha'arba'ah Street, Tel Aviv 64739, Israel

(c)	Citizenship:

Moshe Arkin – Israel

Sphera Funds Management Ltd. – Israel

Sphera Global Healthcare GP Ltd. – Israel

Sphera Global Healthcare Management LP – Israel

(d)	Title of Class of Securities:

Common Stock, par value $0.00001 per share

(e)	CUSIP Number:

92686J106

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

The securities reported herein are beneficially owned as follows:

•
656,551 shares of Common Stock, representing a total of 0.92% of the total shares of Common Stock outstanding, are held directly by Sphera Global Healthcare Master Fund, which has delegated its investment management authority to Sphera Global Healthcare Management Ltd. (the "Management Company").

•
16,076 shares of Common Stock, representing a total of 0.02% of the total shares of Common Stock outstanding, are held directly by HFR HE Sphera Global Healthcare Master Trust, which has delegated its investment management authority to the Management Company.

•
73,100 shares of Common Stock, representing a total of 0.10% of the total shares of Common Stock outstanding, are held directly by Sphera Biotech Master Fund, L.P., which has delegated its investment management authority to the Management Company.

The Management Company is managed, controlled, and operated by its general partner, Sphera Global Healthcare GP Ltd., which is controlled jointly by Sphera Funds Management Ltd. and Moshe Arkin.

Moshe Arkin directly holds 25,000 shares of Common Stock representing a total of 0.04% of the total shares of Common Stock outstanding.

This Statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this Statement, and each Reporting Person disclaims beneficial ownership of any such securities.  In addition, the Reporting Persons and other entities named in this Schedule 13G may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Persons and other entities named in this Schedule 13G disclaims the existence of any such group.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Moshe Arkin

Sphera Funds Management Ltd.

Sphera Global Healthcare GP Ltd.

Sphera Global Healthcare Management LP

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2019

Moshe Arkin

/s/ Moshe Arkin
By: Moshe Arkin

Sphera Funds Management Ltd.

/s/ Ori Goldfarb
By: Ori Goldfarb
Title: Chief Executive Officer

Sphera Global Healthcare GP Ltd.

/s/ Ori Goldfarb
By: Ori Goldfarb
Title: Chief Executive Officer

Sphera Global Healthcare Management LP
/s/ Dron Breen
By: Dron Breen
Title:Managing Partner

EXHIBIT NO.          DESCRIPTION

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated as of December 18, 2017 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on December 18, 2017).